FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 27, 2010

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 27, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2010
ARM HOLDINGS PLC.

	By:	/s/ Tim Score
		Name:	Tim Score
		Title:	Chief Financial Officer

ARM HOLDINGS PLC REPORTS RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2010
A presentation of the results will be webcast today at 09:30 BST at www.arm.com/ir

CAMBRIDGE, UK, 27 July 2010—ARM Holdings plc announces its unaudited financial results for the second quarter and half year ended 30 June 2010, demonstrating continuing progress in executing its strategy with multiple design wins taking ARM further into new markets.

	Normalised*			IFRS
Q2 2010 – Financial Summary	Q2 2010	Q2 2009	% Change	Q2 2010	Q2 2009
Revenue ($m) †	150.3	105.5	42%	150.3	105.5
Revenue (£m) †	100.0	64.8	54%	100.0	64.8
Operating margin	42.7%	24.7%		28.9%	9.4%
Profit before tax (£m)	43.5	16.3	167%	29.6	6.4
Earnings per share (pence)	2.34	0.95	146%	1.62	0.50
Net cash generation**	30.4	11.9
Effective revenue fx rate	1.50	1.63
($/£)
† Q2 2010 revenues and PBT include catch-up PD royalty revenues of $9.0m (£6.2m)

Progress against strategy in Q2
•	Growth in mobile applications - ARM opportunity increases as smartphone growth continues and ARM technology-based mobile computers begin to come to market
o	Average of 2.6 ARM®-processor based chips per mobile phone
o	4 processor licenses signed for mobile phone and computing applications
o	Major semiconductor company becomes the third lead-licensee for the “Eagle” Cortex-A™ class processor
•	Growth beyond mobile - Increased share in target markets such as consumer electronics and embedded products
o	Strong year-on-year growth for shipments of ARM-based chips into digital TVs, disk drives and microcontrollers
o	13 processor licenses signed for a broad range of applications including intelligent sensors, networking, smart energy meters and solid state drives
o	Leading microcontroller company, Freescale, announced their first major family of ARM-based microcontrollers
•	Growth in new technology outsourcing
o	3 licenses for royalty-bearing platforms of physical IP at both advanced nodes and mature nodes
o	TSMC licenses physical IP for 28nm and 20nm early in Q3
o	3 companies further their commitment to Mali™, ARM’s graphics processor
•	Microsoft signed a multi-year architecture license to be at the forefront of working with ARM technology, across a broad range of businesses, addressing multiple application areas
•	Interim dividend increased by 20%

Warren East, Chief Executive Officer, said:

“We are pleased to report strong underlying revenue and profit performance in the first half, in improved trading conditions compared with one year ago.  Our strategy remains on track for growth in mobile, non-mobile and new technology outsourcing.  Major semiconductor vendors and consumer electronics companies are making long-term commitments to using ARM technology in their future products. Freescale, Microsoft and TSMC all recently announced adoption of ARM’s latest technology which will further increase ARM’s market penetration, and royalty potential, in a broadening range of end applications.  ARM continued to gain share in the quarter with shipments of ARM-based chips growing faster than the industry in all target markets."

Outlook
We enter the second half of the year with record order backlog, a robust opportunity pipeline and strong momentum as ARM continues to increase penetration across its target markets.  Although the impact of the broader macroeconomic environment on end consumer demand later in the year remains uncertain, we expect group dollar revenues (excluding catch-up PD royalty revenues of $9 million reported in Q2) for the full-year 2010 to be in line with current market expectations.

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	Normalised*			IFRS
H1 2010 – Financial Summary	H1 2010	H1 2009	% Change	H1 2010	H1 2009
Revenue ($m)	293.6	226.4	30%	293.6	226.4
Revenue (£m)	192.3	144.7	33%	192.3	144.7
Operating margin	41.4%	27.3%		28.1%	13.0%
Profit before tax (£m)	81.1	40.2	102%	55.5	19.5
Earnings per share (pence)	4.38	2.32	89%	3.09	1.26
Net cash generation**	74.3	27.1
Effective revenue fx rate	1.53	1.57
($/£)

Q2 2010 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q2 2010	Q2 2009		Q2 2010	Q2 2009
PD
Licensing	36.6	29.5	24%	23.7	16.8	41%
Royalties1	72.5	41.3	76%	49.3	26.8	84%
Total PD	109.1	70.8	54%	73.0	43.6	67%
PIPD
Licensing	10.4	9.2	13%	6.7	5.2	29%
Royalties2	9.8	7.8	25%	6.6	4.9	34%
Total PIPD	20.2	17.0	19%	13.3	10.1	31%
Development Systems	13.4	10.3	30%	8.9	6.5	38%
Services	7.6	7.4	4%	4.8	4.6	5%
Total Revenue	150.3	105.5	42%	100.0	64.8	54%
1 Includes catch-up PD royalties in Q2 2010 of $9.0m (£6.2m).
2 Includes catch-up PIPD royalties in Q2 2010 of $0.2m (£0.1m) and in Q2 2009 of $2.6m (£1.6m).

H1 2010 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	H1 2010	H1 2009		H1 2010	H1 2009
PD
Licensing	70.8	61.5	15%	45.5	36.4	25%
Royalties1	139.2	91.6	52%	92.5	61.8	50%
Total PD	210.0	153.1	37%	138.0	98.2	40%
PIPD
Licensing	19.2	17.9	7%	12.4	10.6	17%
Royalties2	20.6	15.9	29%	13.5	10.5	28%
Total PIPD	39.8	33.8	18%	25.9	21.1	23%
Development Systems	28.2	24.8	13%	18.6	16.5	13%
Services	15.6	14.7	7%	9.8	8.9	11%
Total Revenue	293.6	226.4	30%	192.3	144.7	33%
1 Includes catch-up PD royalties in H1 2010 of $9.0m (£6.2m).
2 Includes catch-up PIPD royalties in H1 2010 of $0.7m (£0.5m) and in H1 2009 of $4.2m (£2.6m).

*
Normalised non-GAAP figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, restructuring charges, Linaro-related charges and profit on disposal and impairment of available-for-sale investments. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 6.1 to 6.16.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term investments and marketable securities, adding back dividend payments, investment and acquisition consideration, restructuring payments, other acquisition-related payments, Linaro-related charges, and share-based payroll taxes, and deducting inflows from share option exercises and proceeds from investment disposals – see notes 6.8 to 6.12.

***
Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars.  Approximately 95% of invoicing is in dollars.

****	Each American Depositary Share (ADS) represents three shares.

CONTACTS:
Sarah West/Daniel Thole                                       Tim Score/Ian Thornton
Brunswick                                                                ARM Holdings plc
+44 (0)207 404 5959                                                   +44 (0)1628 427800

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Financial review
(IFRS unless otherwise stated)

Total revenues
Total dollar revenues in Q2 2010 were $150.3 million, up 42% on Q2 2009.  Q2 sterling revenues were £100.0 million, up 54% year-on-year.  Excluding the catch-up royalty payment, total dollar revenues in Q2 2010 were $141.3 million, up 34% on Q2 2009 and Q2 sterling revenues were £93.8 million, up 45% year-on-year.

Half-year dollar revenues in 2010 amounted to $293.6 million, up 30% on H1 2009.

License revenues
Total dollar license revenues in Q2 2010 increased by 22% year-on-year to $47.0m, representing 31% of group revenues.  License revenues comprised $36.6 million from PD and $10.4 million from PIPD.

Royalty revenues
Total dollar royalty revenues in Q2 2010 increased by 67% to $82.3 million, representing 55% of group revenues. Royalty revenues comprised $72.5 million from PD and $9.8 million from PIPD.

Royalty revenues are recognised one quarter in arrears with royalties in Q2 generated from semiconductor unit shipments in Q1.  PD royalty revenues in Q2 2010 included a catch-up royalty payment of $9.0m in respect of certain shipments made between 2007 and 2010.  This catch-up royalty was identified by the customer as part of ARM’s ongoing royalty auditing process.  PD underlying royalties of $63.5 million increased 54% year-on-year.  This compares with industry revenues increasing by less than 40% in the shipment period (i.e. Q1 2010 compared to Q1 2009), demonstrating ARM’s market share gains over the last 12 months.

Total PIPD royalty revenues of $9.8 million included $0.2 million of catch-up royalties. Underlying royalty revenues increased by more than 80% year-on-year, reflecting the rebound in the foundry industry.

Development Systems and Service revenues
Sales of development systems in Q2 2010 increased 30% year-on-year to $13.4 million, representing 9% of group revenues.  Due to seasonality, revenue for development systems in Q3 is often 10% to 20% lower sequentially.

Service revenues in Q2 2010 were up 4% to $7.6 million, representing 5% of group revenues.

Gross margins
Gross margins in Q2 2010, excluding share-based payment costs of £0.7 million (see below), were 94.9% compared to 93.0% in Q1 2010 and 91.2% in Q2 2009.

Operating expenses and operating margin
Normalised operating expenses (excluding acquisition-related, share-based payments, Linaro-related and restructuring charges) were £52.1 million in Q2 2010 compared to £49.0 million in Q1 2010 and £43.1 million in Q2 2009. Normalised operating expenses in Q3 2010 (assuming effective exchange rates similar to current levels) are expected to be in the range £53-55 million as ARM continues to increase investment in R&D programs.

Normalised research and development expenses were £26.4 million in Q2 2010, representing 26% of revenues, compared to £25.2 million in Q1 2010 and £22.5 million in Q2 2009.  Normalised sales and marketing expenses were £12.8 million in Q2 2010, being 13% of revenues, compared to £12.0 million in Q1 2010 and £11.6 million in Q2 2009.  Normalised general and administrative expenses were

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£12.9 million in Q2 2010, representing 13% of revenues, compared to £11.8 million in Q1 2010 and £9.0 million in Q2 2009.

Normalised operating margin was 42.7% (38.9% excluding catch-up royalty revenue of $9 million) in Q2 2010, compared to 40.0% in Q1 2010 and 24.7% in Q2 2009.

Total operating expenses in Q2 2010 were £65.3 million (Q2 2009: £52.6 million) including amortisation of intangible assets and other acquisition-related charges of £3.1 million (Q2 2009: £4.1 million), £8.8 million (Q2 2009: £5.3 million) in relation to share-based payment costs and related payroll taxes and Linaro-related charges of £1.2 million, see below, (restructuring charges in Q2 2009: £0.2 million). Total share-based payment costs and related payroll tax charges of £9.5 million in Q2 2010 were included within cost of revenues (£0.7 million), research and development (£5.7 million), sales and marketing (£1.8 million) and general and administrative (£1.3 million).

Normalised income statements for Q2 2010 and Q2 2009 are included in notes 6.13 and 6.14 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

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During Q2, ARM announced, along with several partners, the formation of Linaro, a not-for-profit company, set up to develop optimised Linux software and tools for ARM-processor based chips.  Linaro will provide underpinning technology for all major Linux distributions including Android, Chrome, MeeGo, Limo, Ubuntu, webOS, and others.  Founding members have contributed both money and engineering time to the collaboration.  Linaro is currently a 100% controlled subsidiary of ARM; as other members take up board seats Linaro will cease to be controlled as a subsidiary.  Linaro-related charges in Q2 2010 of £1.2m were charged to the profit and loss account.  Linaro-related charges are expected to total about £4.5m in the first 12 months post launch.

Earnings and taxation
Profit before tax was £29.6 million in Q2 2010 compared to £6.4 million in Q2 2009. After adjusting for acquisition-related, share-based payment costs, Linaro-related charges and restructuring charges, normalised profit before tax was £43.5 million in Q2 2010 compared to £16.3 million in Q2 2009.  The Group’s effective normalised tax rate was 27.4% (IFRS 26.1%) in Q2 2010 compared to 24.7% (IFRS nil) in Q2 2009.

In Q2 2010, fully diluted earnings per share were 1.62 pence (7.29 cents per ADS****) compared to earnings per share of 0.50 pence (2.46 cents per ADS****) in Q2 2009. Normalised fully diluted earnings per share in Q2 2010 were 2.34 pence per share (10.51 cents per ADS****) compared to 0.95 pence (4.69 cents per ADS****) in Q2 2009.

Balance sheet
Intangible assets at 30 June 2010 were £574.1 million, comprising goodwill of £556.0 million and other intangible assets of £18.1 million, compared to £549.0 million and £21.8 million respectively at 31 March 2010.

Total accounts receivable were £91.8 million at 30 June 2010, comprising £80.0 million of trade receivables and £11.8 million of amounts recoverable on contracts, compared to £57.9 million at 31 March 2010, comprising £45.0 million of trade receivables and £12.9 million of amounts recoverable on contracts. Days sales outstanding (DSOs) were 34 at 30 June 2010 compared to 26 at 31 March 2010.

Cash flow and interim dividend
Net cash was £202.3 million at 30 June 2010 compared to £196.0 million at 31 March 2010. Normalised free cash flow in Q2 2010 was £30.4 million.

In respect of the year to 31 December 2010, the directors are declaring an interim dividend of 1.16 pence per share, an increase of 20% over the 2009 interim dividend of 0.97 pence per share. This interim dividend will be paid, out of the UK GAAP distributable reserves of ARM Holdings plc, on 4 October 2010 to shareholders on the register on 3 September 2010.

Backlog
Group order backlog at the end of Q2 2010 is up more than 20% sequentially.  This is ARM’s highest ever backlog, driven partly by long-term strategic deals such as the multi-year architecture license signed with Microsoft and licenses signed with lead-customers for the Eagle processor.  Based on the revenue recognition profile of these deals and the mix of potential deals in the opportunity pipeline, prospects for backlog in the second half of 2010 remain promising.

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Operating review

Processor licensing
A total of 17 processor licenses were signed in Q2.

Microsoft signed a multi-year architecture license, to be at the forefront of working with ARM technology, across a broad range of businesses, addressing multiple application areas.

Eleven of the licenses were for ARM’s advanced Cortex™ processors, including a third lead-customer for ARM’s next generation Cortex-A class processor codenamed “Eagle” for use in mobile and consumer electronics and four licenses for other Cortex-A class processors.  Six of the Cortex licenses were Cortex-M class processors mainly for use in microcontrollers.

In addition, three companies furthered their commitment to Mali, ARM’s graphics processor, in digital TVs and mobile computers.  There was one new license during the quarter and a further two customers extended the period of the license grant from a per-use to multi-year term.

Non-mobile devices continue to be a major driver for processor licensing with thirteen of the new processor licenses being signed for a broad range of digital products such as microcontrollers, intelligent sensors, medical applications, smart energy meters, and digital TVs.  The remaining four licenses were signed for use in mobile devices from mobile computers to low-cost smartphones.

During the quarter Freescale, a leading microcontroller company, announced that they are launching their first major new family of more than 200 ARM-processor based microcontrollers.  ARM is already the highest shipping architecture in the 32-bit microcontroller market and this commitment is a further demonstration of the growing applicability and adoption of ARM’s technology in this cost-sensitive market.

Q2 2010 and Cumulative Processor Licensing Analysis
	Existing Customers	New Customers	Quarter Total	Cumulative Total*
ARM7				173
ARM9	1	1	2	267
ARM11	2		2	78
Cortex-A	5		5	43
Cortex-R				18
Cortex-M	2	4	6	66
Mali	1		1	29
Other		1	1	21
Total	11	6	17	695
* Adjusted for licenses that are no longer expected to generate royalties

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Processor royalties
Royalties are recognised one quarter in arrears with royalties in Q2 generated from semiconductor unit shipments in Q1. PD underlying royalty revenues in Q2 2010, excluding catch-up royalty revenues, increased 54% year-on-year.  This compares with industry revenues increasing by less than 40% in the shipment period (i.e. Q1 2010 compared to Q1 2009), demonstrating ARM’s market share gains over the last 12 months.

Q2 processor royalty revenue came from the sales of 1.4 billion ARM technology-based chips.  The Cortex family now represents 6% of units shipped up from 1 % in the same quarter one year ago.  This increase is primarily due to shipments of Cortex-M class processors in microcontrollers and wireless networking chips, and an increase in Cortex-A shipments driven by high-end smartphones adopting smarter applications processors.

Q2 2010 Processor Unit Shipment Analysis*
Processor Family	Unit Shipments	Market Segment	Unit Shipments
ARM7™	53%	Mobile	62%
ARM9™	36%	Enterprise	18%
ARM11™	5%	Home	5%
Cortex	6%	Embedded	15%
* These calculations do not include any units from catch-up royalties as these shipments were from prior quarters

ARM continued to gain share in non-mobile end-markets.  Shipments of ARM technology-based microcontrollers grew more than 130% year on year, compared to 80% growth for the overall microcontroller market.  Part of this growth was due to an increase in sales of Cortex-M class based chips.  These chips go into a wide range of price sensitive markets such as toys, consumer white-goods and industrial controllers.  This growth in microcontrollers looks set to continue with leading microcontroller companies, Freescale and NXP, both announcing ARM Cortex-based microcontroller products in recent months.  In addition, leading FPGA vendors, Actel and Xilinx, both announced new product lines based on Cortex processors.

During the quarter ARM saw strong growth not only in microcontrollers, but also in other low-cost chips such as Bluetooth and smartcard resulting in the average royalty per chip decreasing to 4.5c in the quarter from 4.8c in the prior quarter and 5.7c in the same quarter last year.

ARM11 and Cortex class processors typically have a higher royalty rate per chip.  As these processors become a greater proportion of overall ARM shipments, we are beginning to see an increase in the average percentage royalty per chip, thereby contributing to the growth in ARM’s overall royalty revenue.

The increasing penetration of smartphones continues to benefit ARM.  In Q2 2010 ARM’s customers reported about a 65% increase in wireless chips sales driven by 50% growth in smartphone shipments. For the quarter, ARM achieved an average of 2.6 ARM technology-based chips per mobile handset, up from 2.4 in the prior quarter, and up from 2.0 a year ago.

During the quarter, ARM received catch-up royalties of $9.0m in respect of shipments made between 2007 and 2010.  This catch-up royalty was discovered by the customer as part of ARM’s ongoing royalty auditing process.

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PIPD licensing
ARM signed three new licenses in Q2 for royalty-bearing platforms of physical IP, at 65nm and 45nm, with another at 130nm.  The base of platform licenses for physical IP further drives ARM’s future royalty potential.  Cumulatively, by the end of Q2, 73 platform licenses have been signed.

Early in Q3, TSMC signed a license for ARM’s advanced physical IP platforms at 28nm and 20nm.  This long term commitment underlines ARM’s technology strategy to be at the vanguard of developing market-leading physical IP for the latest manufacturing processes.  Semiconductor companies will now be able to reduce their chip implementation costs by selecting ARM’s advanced physical IP for 32nm and 28nm at all of the major foundries.

In addition, ARM has now released production versions of the complete 32nm physical IP platform for manufacturing processes at IBM, GLOBALFOUNDRIES and Samsung.  The ARM engineering teams are now focusing on developing 28nm platforms and are actively engaged in advanced R&D for 22nm and 20nm.

Q2 2010 and Cumulative PIPD Licensing Analysis

	Process Node	Total	Platform analysis	Royalty-bearing Platforms
	(nm)		(nm)	at Each Node
New Platform Licenses	45/40 65 130	1 1 1	32/28	6
			45/40	8
			65	11
			90	11
			130	17
			180 to 250	20
			Total	73

In addition, we signed two further licenses for ARM’s physical IP optimised to enable a Cortex-A9 processor to run at high-speed whilst consuming little power.

PIPD royalties
Physical IP royalties are generated mainly from wafers manufactured in foundries such as TSMC, UMC and GLOBALFOUNDRIES.  Royalties are recognised one quarter in arrears with royalties in Q2 generated from semiconductor unit shipments in Q1.

Underlying PIPD royalties in Q2 2010 were $9.6 million, up 80% year-on-year, reflecting the recovery in the foundry industry.  ARM is now receiving royalty revenue from wafer shipments across eleven different advanced processes at 65nm and below, contributing more than 15% of PIPD’s total royalty revenues.

People
At 30 June 2010, ARM had 1,775 full-time employees, a net increase of 65 since the start of the year, mainly engineers into ARM’s processor R&D team. At the end of June, the group had 726 employees based in the UK, 485 in the US, 207 in Continental Europe, 267 in India and 90 in the Asia Pacific region.

ARM is continuing to invest in its R&D programs and operations, and expects to continue to recruit in H2 2010.

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Principal risks and uncertainties
The principal risks and uncertainties faced by the Group that could affect the results in 2010 and beyond are noted within the Annual Report for the year ended 31 December 2009.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; and ARM competes in the intensely competitive semiconductor market. There have been no changes to these risks that would materially impact the Group in the foreseeable future.

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ARM Holdings plc

Consolidated balance sheet - IFRS

	30 June	31 December
	2010	2009
	Unaudited	Audited
	£’000	£’000
Assets
Current assets:
Financial assets: Cash and cash equivalents	53,746	34,489
Short-term investments	148,511	105,524
Short-term marketable securities	-	1,795
Embedded derivatives	4,943	2,480
Fair value of currency exchange contracts	-	457
Accounts receivable (see note 4)	91,830	65,247
Prepaid expenses and other assets	22,297	23,635
Current tax assets	1,307	350
Inventories: finished goods	1,578	1,680
Assets in disposal group classified as held for sale	1,180	-
Total current assets	325,392	235,657

Non-current assets:
Financial assets: Available-for-sale investments	14,287	9,432
Prepaid expenses and other assets	1,486	1,611
Property, plant and equipment	14,258	13,565
Goodwill	555,989	516,798
Other intangible assets	18,146	24,696
Deferred tax assets	48,408	42,724
Total non-current assets	652,574	608,826

Total assets	977,966	844,483

Liabilities and shareholders’ equity
Current liabilities:
Financial liabilities: Accounts payable	2,677	2,280
Fair value of currency exchange contracts	714	-
Accrued and other liabilities	47,392	46,688
Current tax liabilities	12,691	16,536
Liabilities in disposal group classified as held for sale	276	-
Deferred revenue	63,704	39,562
Total current liabilities	127,454	105,066

Non-current liabilities:
Deferred tax liabilities	391	720

Total liabilities	127,845	105,786

Net assets	850,121	738,697

Capital and reserves attributable to equity holders of the Company
Share capital	672	672
Share premium account	351,578	351,578
Share option reserve	61,474	61,474
Retained earnings	311,113	241,950
Revaluation reserve	-	(155)
Cumulative translation adjustment	125,284	83,178
Total equity	850,121	738,697

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ARM Holdings plc
Consolidated income statement – IFRS

	Quarter ended	Quarter ended	Six months ended	Six months ended
	30 June 2010	30 June 2009	30 June 2010	30 June 2009
	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£'000	£'000	£'000

Revenues	99,950	64,777	192,296	144,680

Cost of revenues	(5,793)	(6,106)	(12,753)	(14,283)

Gross profit	94,157	58,671	179,543	130,397

Research and development	(33,377)	(27,927)	(64,825)	(54,739)
Sales and marketing	(16,835)	(14,804)	(32,555)	(30,436)
General and administrative	(15,091)	(9,828)	(28,126)	(26,414)
Total operating expenses, net	(65,303)	(52,559)	(125,506)	(111,589)

Profit from operations	28,854	6,112	54,037	18,808

Investment income	782	317	1,484	740
Interest payable	-	(26)	-	(76)

Profit before tax	29,636	6,403	55,521	19,472
Tax	(7,740)	19	(14,053)	(3,265)

Profit for the period	21,896	6,422	41,468	16,207

Earnings per share
Basic and diluted earnings	21,896	6,422	41,468	16,207

Number of shares (‘000)
Basic weighted average number of shares	1,313,775	1,262,783	1,306,386	1,259,748
Effect of dilutive securities: Share options and awards	34,224	27,569	36,177	24,973
Diluted weighted average number of shares	1,347,999	1,290,352	1,342,563	1,284,721

Basic EPS (pence)	1.7	0.5	3.2	1.3
Diluted EPS (pence)	1.6	0.5	3.1	1.3

Diluted earnings per ADS (cents)	7.3	2.5	13.9	6.2

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

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ARM Holdings plc

Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended	Six months ended	Six months ended
	30 June 2010	30 June 2009	30 June 2010	30 June 2009
	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	£’000

Profit for the period	21,896	6,422	41,468	16,207
Other comprehensive income:
Unrealised holding gain on available-for-sale investments (net of tax of £nil)	169	27	155	141
Currency translation adjustment	6,454	(87,044)	42,106	(72,784)
Other comprehensive income /(loss) for the period	6,623	(87,017)	42,261	(72,643)
Total comprehensive income/(loss) for the period	28,519	(80,595)	83,729	(56,436)

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ARM Holdings plc

Consolidated cash flow statement - IFRS

	Six months	Six months
	ended	ended
	30 June 2010	30 June 2009
	Unaudited	Unaudited
	£’000	£’000
Operating activities
Profit before tax	55,521	19,472
Investment income	(1,484)	(740)
Depreciation and amortisation of tangible and intangible assets	10,417	13,279
Loss on disposal of property, plant and equipment	217	5
Compensation charge in respect of share-based payments	12,550	8,309
Impairment of available-for-sale investments	−	412
Profit on disposal of available-for-sale investments	−	(224)
Provision for doubtful debts	(279)	865
Provision for obsolescence of inventory	(167)	211
Movement in fair value of currency exchange contracts	1,171	(19,812)
Movement in fair value of embedded derivatives	(2,463)	9,493

Changes in working capital:
Accounts receivable	(26,669)	18,036
Inventories	269	(348)
Prepaid expenses and other assets	2,033	(1,973)
Accounts payable	547	(4,343)
Deferred revenue	24,238	470
Accrued and other liabilities	755	(3,156)

Cash generated by operations before tax	76,656	39,956
Income taxes paid	(7,746)	(5,028)

Net cash from operating activities	68,910	34,928

Investing activities
Interest received	1,006	767
Purchases of property, plant and equipment	(3,192)	(2,397)
Purchases of other intangible assets	(575)	(1,918)
Purchases of available-for-sale investments	(4,977)	(3,663)
Proceeds on disposal of property, plant and equipment	168	20
Proceeds on disposal of available-for-sale investments	105	663
Purchase of short-term investments	(41,037)	(36,521)
Purchases of subsidiaries, net of cash acquired	−	(54)

Net cash used in investing activities	(48,502)	(43,103)

Financing activities
Proceeds received on issuance of shares from treasury	18,395	4,008
Dividends paid to shareholders	(19,022)	(16,634)

Net cash used in financing activities	(627)	(12,626)

Net increase / (decrease) in cash and cash equivalents	19,781	(20,801)
Cash and cash equivalents at beginning of period	34,489	76,502
Effect of foreign exchange rate changes	364	(6,433)
Cash and cash equivalents at end of period	54,634	49,268

Included in cash and cash equivalents per the balance sheet	53,746	49,268
Included in the assets of the disposal group	888	−
Cash and cash equivalents at the end of the period	54,634	49,268

16 of 28

ARM Holdings plc

Consolidated statement of changes in shareholders’ equity – IFRS

		Share	Share		Reval-	Cumulative
	Share	premium	option	Retained	-uation	translation
	capital	account	reserve	earnings *	reserve	adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2009 (audited)	672	351,578	61,474	182,008	(285)	144,896	740,343
Profit for the period	−	−	−	16,207	−	−	16,207
Other comprehensive income:
Unrealised holding gain on available-for-sale investment	−	−	−	−	141	−	141
Currency translation adjustment	−	−	−	−	−	(72,784)	(72,784)
Total comprehensive income/(expense) for the period (H1 2009)	−	−	−	16,207	141	(72,784)	(56,436)
Dividends (see note 3)	−	−	−	(16,634)	−	−	(16,634)
Credit in respect of employee share schemes	−	−	−	8,309	−	−	8,309
Movement on tax arising on share options and awards	−	−	−	2,905	−	−	2,905
Proceeds from sale of own shares	−	−	−	4,008	−	−	4,008
	−	−	−	(1,412)	−	−	(1,412)
At 30 June 2009 (unaudited)	672	351,578	61,474	196,803	(144)	72,112	682,495

At 1 January 2010 (audited)	672	351,578	61,474	241,950	(155)	83,178	738,697
Profit for the period	−	−	−	41,468	−	−	41,468
Other comprehensive income:
Unrealised holding gain on available-for-sale investments	−	−	−	−	155	−	155
Currency translation adjustment	−	−	−	−	−	42,106	42,106
Total comprehensive income for the period (H1 2010)	−	−	−	41,468	155	42,106	83,729
Dividends (see note 3)	−	−	−	(19,022)	−	−	(19,022)
Credit in respect of employee share schemes	−	−	−	12,550	−	−	12,550
Movement on tax arising on share options and awards	−	−	−	15,772	−	−	15,772
Proceeds from sale of own shares	−	−	−	18,395	−	−	18,395
	−	−	−	27,695	−	−	27,695
At 30 June 2010 (unaudited)	672	351,578	61,474	311,113	−	125,284	850,121

 * During the six-month period to 30 June 2010, £36,775,000 (2009: £17,403,000) of treasury shares offset within retained earnings were released as a result of employee share option exercises and award vestings, being the cost of 32,577,556 (2009: 12,018,805) shares in the Company.  At 30 June 2010, there was £28,327,000 (2009: £90,560,000) offset within retained earnings being the cost of 27,743,805 (2009: 79,141,683) shares in the Company

17 of 28

Notes to the Financial Information

(1) Basis of preparation
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 30 June 2010 and 31 December 2009, consolidated income statements and consolidated statements of comprehensive income for the three months and six months ended 30 June 2010 and 2009, and consolidated cash flow statements and consolidated statements of changes in shareholders’ equity for the six months ended 30 June 2010 and 2009, together with related notes.  This condensed set of consolidated interim financial information for the six months ended 30 June 2010 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, “Interim financial reporting”, as adopted by the European Union.  This financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2009, which have been prepared in accordance with IFRSs as adopted by the European Union.

The following new standards and amendments to standards are mandatory for the first time in 2010:

•
IFRS 3 (revised), “Business combinations”.  The revision to this standard continues to apply the acquisition method to business combinations but there are significant changes to the treatment of contingent payments, transaction costs, and the calculation of goodwill.  This could impact the Group’s financial statements in the future if it makes any further acquisitions.

•
IAS 27 (revised), “Consolidated and separate financial statements”.  This amendment revises the accounting for transactions with non-controlling interests.  This is not relevant to the Group as it currently does not have any non-controlling interests.

•
Amendment to IFRS 2, “Share-based payments group cash-settled transactions”.  This amendment provides a clear basis to determine the classification of share-based payment awards in both consolidated and separate financial statements.  This is not relevant to the Group as it currently does not have any share transactions of this type.

•	Improvements to International Financial Reporting Standards 2009 were issued in April 2009. The effective dates vary standard by standard but most are effective from 1 January 2010.

The following new standards, amendments to standards, or interpretations are effective in 2010 but not relevant to the Group:

•	IFRIC 17, “Distributions of non-cash assets to owners”. This is not currently applicable to the Group as it has not made any non-cash distributions.

•	IFRIC 18, “Transfers of assets from customers”. This is not relevant to the Group as it has not received any assets from customers.

•	“Additional exemptions for first-time adopters” (Amendment to IFRS 1). This is not relevant to the Group as it is an existing IFRS preparer.

(2) Share-based payment costs and acquisition-related expenses
Included within the consolidated income statement for the quarter ended 30 June 2010 are total share-based payment costs (including related payroll taxes) of £9.5 million (2009: £5.8 million), allocated £0.7 million (2009: £0.4 million) in cost of revenues, £5.7 million (2009: £3.5 million) in research and development expenses, £1.8 million (2009: £1.1 million) in sales and marketing expenses and £1.3 million (2009: £0.8 million) in general and administrative expenses.

Included within the consolidated income statement for the six months ended 30 June 2010 are total share-based payment costs (including related payroll taxes) of £18.2 million (2009: £10.5 million), allocated £1.1 million (2009: £0.7 million) in cost of revenues, £11.0 million (2009: £6.3 million) in research and development expenses, £3.5 million (2009: £2.0 million) in sales and marketing expenses and £2.6 million (2009: £1.5 million) in general and administrative expenses.

Also included within operating expenses for the quarter ended 30 June 2010 is amortisation of intangibles acquired on business combinations of £3.0 million (2009: £4.0 million), allocated £1.0 million (2009: £2.0 million) in research and development expenses and £2.0 million (2009: £2.0 million) in sales and marketing expenses.

(3) Dividends
	Six months ended 30 June 2010	Six months ended 30 June 2009
	£’000	£’000
Final 2008 paid at 1.32 pence per share	-	16,634
Final 2009 paid at 1.45 pence per share	19,022	-
	19,022	16,634

In respect of the year to 31 December 2010, the directors are declaring an interim dividend of 1.16 pence per share (an estimated cost of £15.3m). This interim dividend will be paid on 4 October 2010 to shareholders who are on the register of members on 3 September 2010.

(4) Accounts receivable
Included within accounts receivable at 30 June 2010 are £11.8 million (31 December 2009: £12.4 million) of amounts recoverable on contracts.

18 of 28

(5) Segmental reporting
At 30 June 2010, the Group is organised on a worldwide basis into three main business segments:

Processor Division (PD), encompassing those resources that are centred on microprocessor cores, including specific functions such as graphics IP, fabric IP and embedded software and configurable digital signal processing IP.

Physical IP Division (PIPD), concerned with the building blocks necessary for translation of a circuit design into actual silicon.

Systems Design Division (SDD), focused on the tools and models used to create and debug software and system-on-chip (SoC) designs.

This is based upon the Group’s internal organisation and management structure and is the primary way in which the board of directors is provided with financial information.  Whilst revenues are also reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets are only analysed into these three divisions.

The following analysis is of revenues (in both GBP and USD), operating expenses, investment income, interest payable, profit/(loss) before tax, tax, profit/(loss) for the period, amortisation of intangible assets, share-based payment costs, goodwill and total assets for each segment and the Group in total.
Six months ended 30 June 2010	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Group £000
Segmental income statement
Revenues (GBP)	£147,812	£25,885	£18,599	−	£192,296
Operating expenses, net	(80,106)	(41,792)	(18,825)	2,464	(138,259)
Investment income	−	−	−	1,484	1,484
Interest payable	−	−	−	−	−
Profit/(loss) before tax	67,706	(15,907)	(226)	3,948	55,521
Tax	−	−	−	(14,053)	(14,053)
Profit/(loss) for the period	67,706	(15,907)	(226)	(10,105)	41,468
Other segmental items
Amortisation of intangible assets (including software)	1,451	5,312	552	−	7,315
Share-based payment costs	7,248	3,228	2,074	−	12,550
Goodwill	145,418	395,342	15,229	−	555,989
Total assets	245,809	425,823	31,975	276,648	980,255
Revenues (USD)	$225,630	$39,793	$28,172	−	$293,595

Six months ended 30 June 2009	Processor Division £000	Physical IP Division £000	Systems Design Division £000	Unallocated £000	Group £000
Segmental income statement
Revenues (GBP)	£107,158	£21,074	£16,448	−	£144,680
Operating expenses, net	(70,670)	(40,629)	(14,573)	−	(125,872)
Investment income	−	−	−	740	740
Interest payable	−	−	−	(76)	(76)
Profit/(loss) before tax	36,488	(19,555)	1,875	664	19,472
Tax	−	−	−	(3,265)	(3,265)
Profit/(loss) for the period	36,488	(19,555)	1,875	(2,601)	16,207
Other segmental items
Amortisation of intangible assets (including software)	2,018	7,240	1,084	−	10,342
Share-based payment costs	4,676	2,216	1,417	−	8,309
Goodwill	133,303	359,141	14,423	−	506,867
Total assets	208,859	397,803	29,988	132,818	769,468
Revenues (USD)	$167,744	$33,845	$24,839	−	$226,428

There are no inter-segment revenues.  The results of each segment have been prepared using accounting policies consistent with those of the Group as a whole.  Unallocated assets include financial assets, current and deferred tax, VAT, and assets of the disposal group held for sale.

19 of 28

 (6) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based payment costs, restructuring charges, profit on disposal and impairment of available-for-sale investments, and Linaro-related charges.  Full reconciliations of Q2 2010, Q2 2009, H1 2010 and H1 2009, are shown in notes 6.13 to 6.16.  All figures in £’000 unless otherwise stated.

Summary normalised figures	Q2 2010		Q2 2009		Q1 2010		H1 2010		H1 2009

Revenues	99,950		64,777		92,346		192,296		144,680
Revenues ($’000)	150,299		105,542		143,296		293,595		226,428

Gross margin	94.9%		91.2%		93.0%		94.0%		90.6%
Operating expenses	52,128		43,096		48,989		101,117		91,603
Profit from operations	42,678		15,985		36,906		79,584		39,536
Operating margin	42.7%		24.7%		40.0%		41.4%		27.3%

Profit before tax	43,460		16,276		37,608		81,068		40,200
Earnings per share (diluted)	2.34	p	0.95	p	2.04	p	4.38	p	2.32	p

Cash	202,257		88,217		195,950		202,257		88,217
Cash generation	30,414		11,871		43,843		74,257		27,082

	(6.1)	(6.2)	(6.3)	(6.4)	(6.5)
	Q2 2010	Q2 2009	Q1 2010	H1 2010	H1 2009

Revenues (£’000)	99,950	64,777	92,346	192,296	144,680
ARM’s effective exchange rate ($/£)	1.50	1.63	1.55	1.53	1.57
Revenues ($’000)	150,299	105,542	143,296	293,595	226,428

	(6.6)	(6.7)
	30 June 2010	31 December 2009

Cash and cash equivalents	53,746	34,489
Short-term investments	148,511	105,524
Short-term marketable securities	-	1,795
Normalised cash	202,257	141,808

	(6.8)	(6.9)	(6.10)	(6.11)	(6.12)
	Q2 2010	Q2 2009	Q1 2010	H1 2010	H1 2009

Normalised cash at end of period (as above)	202,257	88,217	195,950	202,257	88,217
Less: Normalised cash at beginning of period	(195,950)	(91,345)	(141,808)	(141,808)	(78,789)
Add back: Cash outflow from investments and acquisitions (net of cash acquired)	3,872	417	1,000	4,872	3,054
Add back: Cash outflow from payment of dividends	19,022	16,634	−	19,022	16,634
Add back: Cash outflow from restructuring payments	2,253	157	1,887	4,140	1,434
Add back: Cash outflow from share-based payroll taxes	419	126	2,512	2,931	540
Add back: Cash outflow from payments related to Linaro	1,238	−	−	1,238	−
Less: Cash inflow from exercise of share options	(2,697)	(2,335)	(15,698)	(18,395)	(4,008)
Normalised cash generation	30,414	11,871	43,843	74,257	27,082

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(6.13) Normalised income statement for Q2 2010

	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion	Other acquisition -related charges	Linaro - related charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	99,950	−	99,950	−	−	−	99,950

Cost of revenues	(5,144)	(649)	(5,793)	−	−	−	(5,793)

Gross profit	94,806	(649)	94,157	−	−	−	94,157

Research and development	(26,396)	(5,707)	(32,103)	(1,002)	−	(272)	(33,377)
Sales and marketing	(12,825)	(1,809)	(14,634)	(1,971)	(114)	(116)	(16,835)
General and administrative	(12,907)	(1,334)	(14,241)	−	−	(850)	(15,091)
Total operating expenses	(52,128)	(8,850)	(60,978)	(2,973)	(114)	(1,238)	(65,303)

Profit from operations	42,678	(9,499)	33,179	(2,973)	(114)	(1,238)	28,854

Investment income	782	−	782	−	−	−	782

Profit before tax	43,460	(9,499)	33,961	(2,973)	(114)	(1,238)	29,636
Tax	(11,899)	2,681	(9,218)	1,099	32	347	(7,740)

Profit for the period	31,561	(6,818)	24,743	(1,874)	(82)	(891)	21,896

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,347,999		1,347,999				1,347,999
Earnings per share – pence	2.34		1.84				1.62

ADSs outstanding (‘000)	449,333		449,333				449,333
Earnings per ADS – cents	10.51		8.24				7.29

21 of 28

(6.14) Normalised income statement for Q2 2009

	Normalised	Share- based compen- sation	Normalised incl share- based compen- sation	Intangible amortisa- tion	Other acquisition -related charges	Disposal / impairment of investments	Restruct- -uring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	64,777	−	64,777	−	−	−	−	64,777

Cost of revenues	(5,696)	(410)	(6,106)	−	−	−	−	(6,106)

Gross profit	59,081	(410)	58,671	−	−	−	−	58,671

Research and development	(22,487)	(3,451)	(25,938)	(1,989)	−	−	−	(27,927)
Sales and marketing	(11,571)	(1,093)	(12,664)	(2,026)	(114)	−	−	(14,804)
General and administrative	(9,038)	(803)	(9,841)	(6)	−	176	(157)	(9,828)
Total operating expenses	(43,096)	(5,347)	(48,443)	(4,021)	(114)	176	(157)	(52,559)

Profit from operations	15,985	(5,757)	10,228	(4,021)	(114)	176	(157)	6,112
Investment income	317	−	317	−	−	−	−	317
Interest payable	(26)	−	(26)	−	−	−	−	(26)

Profit before tax	16,276	(5,757)	10,519	(4,021)	(114)	176	(157)	6,403
Tax	(4,017)	2,500	(1,517)	1,505	32	(49)	48	19

Profit for the period	12,259	(3,257)	9,002	(2,516)	(82)	127	(109)	6,422

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,290,352		1,290,352					1,290,352
Earnings per share – pence	0.95		0.70					0.50

ADSs outstanding (‘000)	430,117		430,117					430,117
Earnings per ADS – cents	4.69		3.45					2.46

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(6.15) Normalised income statement for H1 2010

	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion	Other acquisition -related charges	Linaro - related charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	192,296	−	192,296	−	−	−	192,296

Cost of revenues	(11,595)	(1,158)	(12,753)	−	−	−	(12,753)

Gross profit	180,701	(1,158)	179,543	−	−	−	179,543

Research and development	(51,558)	(10,993)	(62,551)	(2,002)	−	(272)	(64,825)
Sales and marketing	(24,851)	(3,501)	(28,352)	(3,859)	(228)	(116)	(32,555)
General and administrative	(24,708)	(2,568)	(27,276)	−	−	(850)	(28,126)
Total operating expenses	(101,117)	(17,062)	(118,179)	(5,861)	(228)	(1,238)	(125,506)

Profit from operations	79,584	(18,220)	61,364	(5,861)	(228)	(1,238)	54,037

Investment income	1,484	−	1,484	−	−	−	1,484

Profit before tax	81,068	(18,220)	62,848	(5,861)	(228)	(1,238)	55,521
Tax	(22,213)	5,584	(16,629)	2,165	64	347	(14,053)

Profit for the period	58,855	(12,636)	46,219	(3,696)	(164)	(891)	41,468

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,342,563		1,342,563				1,342,563
Earnings per share – pence	4.38		3.44				3.09

ADSs outstanding (‘000)	447,521		447,521				447,521
Earnings per ADS – cents	19.68		15.45				13.86

23 of 28

(6.16) Normalised income statement for H1 2009

	Normalised	Share- based compen- sation	Normalised incl share- based compen- sation	Intangible amortisa- tion	Other acquisition -related charges	Disposal / impairment of investments	Restruct- -uring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	144,680	−	144,680	−	−	−	−	144,680

Cost of revenues	(13,541)	(742)	(14,283)	−	−	−	−	(14,283)

Gross profit	131,139	(742)	130,397	−	−	−	−	130,397

Research and development	(44,333)	(6,264)	(50,597)	(4,142)	−	−	−	(54,739)
Sales and marketing	(23,951)	(1,987)	(25,938)	(4,270)	(228)	−	−	(30,436)
General and administrative	(23,319)	(1,461)	(24,780)	(12)	−	(188)	(1,434)	(26,414)
Total operating expenses	(91,603)	(9,712)	(101,315)	(8,424)	(228)	(188)	(1,434)	(111,589)

Profit from operations	39,536	(10,454)	29,082	(8,424)	(228)	(188)	(1,434)	18,808
Investment income	740	−	740	−	−	−	−	740
Interest payable	(76)	−	(76)	−	−	−	−	(76)

Profit before tax	40,200	(10,454)	29,746	(8,424)	(228)	(188)	(1,434)	19,472
Tax	(10,349)	3,405	(6,944)	3,157	64	53	405	(3,265)

Profit for the period	29,851	(7,049)	22,802	(5,267)	(164)	(135)	(1,029)	16,207

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,284,721		1,284,721					1,284,721
Earnings per share – pence	2.32		1.77					1.26

ADSs outstanding (‘000)	428,240		428,240					428,240
Earnings per ADS – cents	11.48		8.77					6.23

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Statement of directors’ responsibilities

The directors confirm that, to the best of their knowledge, this condensed set of consolidated interim financial information has been prepared in accordance with IAS 34 as adopted by the European Union. The interim management report includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R, namely:

•
An indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•	Material related-party transactions in the first six months and any material changes in the related-party transactions described in the last annual report.

The directors of ARM Holdings plc are listed in the ARM Holdings plc Annual Report for the year ended 31 December 2009.

By order of the Board

Tim Score
Chief Financial Officer
27 July 2010

25 of 28

Independent review report to ARM Holdings plc

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2010, which comprise the IFRS consolidated income statement, the IFRS consolidated balance sheet as at 30 June 2010, the IFRS consolidated statement of comprehensive income, the IFRS consolidated cash flow statement, the IFRS consolidated statement of changes in equity, and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2010 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

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PricewaterhouseCoopers LLP
Chartered Accountants
27 July 2010
London

Notes:
(a)
The maintenance and integrity of the ARM Holdings plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

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Notes

The results shown for Q2 2010, Q2 2009, H1 2010, and H1 2009 are unaudited. The results shown for FY 2009 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2009 were approved by the Board of directors on 31 March 2010 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q2 2010 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2009 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2009.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2009 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 11) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.

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